Exhibit 99.1

Claude Resources to Double Capacity of Seabee Gold Mill

    MONTREAL, December . 8 - Claude Resources' Board of Directors has approved the capital expenditure necessary to double the throughput of the Seabee mill from its current rate of 550 tonnes per day to 1100 tonnes per day. Producing 45,000 to 50,000 ounces of gold annually, the Seabee mine and mill are located in north central Saskatchewan (Canada), approximately 125 kilometres northeast of La Ronge. Delineated gold-bearing structures at Porky Lake and the recently announced discovery at Santoy Lake are both within trucking distance of the Seabee mill. The cost to double the mill capacity is expected to be less than $2 million Cdn.

    Since the discovery of Porky Lake was announced in May of 2002, Claude has successfully outlined three gold-bearing zones that have been drilled with a pattern density sufficient to support a mineral resource estimation. Preliminary sectional method estimates for the West Zone based on 50-metre centre drilling, a cut-off grade of 3.0 grams per tonne (gpt) and a 30 gpt cutting factor, total 90,000 tonnes grading 7.33 grams per tonne (gpt) in the indicated mineral resource category. This zone has an additional 130,000 tonnes grading 5.00 gpt in the inferred mineral resource category and the zone is open to depth and along strike. A 6.8 kilometre all-weather road has been constructed between the Porky Lake West Zone and the Seabee mill. Permitting for a bulk sample is expected within the next two months.

    In addition to the Porky Lake West Zone, a number of mineralized structures have been identified at the Porky Lake Main Zone. A resource estimation has identified 160,000 tonnes grading 7.50 gpt in the Indicated Mineral Resource category with an additional 70,000 tonnes grading 10.43 gpt in the Inferred category. This resource estimation was done using the sectional method, with a 3.0 gpt cut-off grade and a 42.5 gpt cutting factor. Like the West Zone, the Main Zone is open to depth and only loosely constrained laterally. Additional infill drilling has been proposed for this zone.

    In the Santoy Lake area, the Company recently announced the discovery of gold-bearing mineralization over a strike length of four kilometres. Delineation of this structure is still in the early stages, but focused drilling of selected portions has proven adequate for a preliminary resource estimation, again by the sectional method using a 3.0 gpt cut-off grade and a 30.0 gpt cutting factor. The northeast end or 7 Zone has an indicated mineralresource of 190,000 tonnes grading 8.42 gpt. An additional 10,000 tonnes grading 10.0 gpt has been estimated in the inferred mineral resource category. Permit applications for an all-weather access road and bulk sample have been submitted to the various regulatory agencies. Batch processing of the Porky and Santoy Lake bulk samples is forecast for the second half of 2005.

    The components required for the mill expansion will be trucked to site during the upcoming winter re-supply. The expanded mill capacity and successful bulk sampling of Porky and Santoy could enable Seabee production to expand into the 75,000 to 100,000 ounces per year range from the current 45,000 to 50,000 ounces per year.

    The mineral resource estimations included in this release were estimated by Patrick Hannnon M.A.Sc., P. Eng., who has been deemed the "qualified person" as defined by National Instrument 43-101 for the assessment of the aforementioned project areas.

    Caution Regarding Forward-Looking Information

    Some of the statements contained in this press release are forward-looking statements, such as the resource estimates, permitting timeframe and projected mill throughput that describe the Company's future growth plans. This includes words to the effect that the Company or management expects a stated condition or result to occur. Since forward-looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements.

For further information:

Patrick Hannon, M.A.Sc., P. Eng.,
Exploration Manager;

or

Neil McMillan,
President and CEO;

or

Philip E. Olson, M.Sc., P. Geo.,
Vice President Corporate Development,

Telephone: 1-306-668-7505,
Facsimile: 1-306-668-7500,
E-mail: claudereources(at)claudereources.com;

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